NXT ENERGY SOLUTIONS INC

As at and for the three and six months ended June 30, 2009

NXT ENERGY SOLUTIONS INC. Consolidated Balance Sheets (Unaudited) (Expressed in Canadian dollars except share data)
	June 30, 2009	December 31, 2008
Assets
Current assets:
Cash and cash equivalents	$ 3,893,087	$ 146,065
Short term investments	848,003	6,748,105
Accounts receivable [note 4]	2,462,094	20,569
Prepaid expenses and other	76,491	57,159
	7,279,675	6,971,898

Oil and natural gas properties	7,315	7,315
Property and equipment, net of accumulated depreciation and amortization	660,284	621,396
	$ 7,947,274	$ 7,600,609

Liabilities and Shareholders' Equity
Current liabilities:
Trade payables	$ 482,181	$ 359,535
Other accrued liabilities [note 3]	824,471	256,624
Unearned revenue	-	-
Current portion of capital lease obligation	10,684	10,684
Current portion of asset retirement obligation [note 5]	20,000	20,000
	1,337,336	646,843
Long term liabilities:
Capital lease obligation	20,907	24,811
Asset retirement obligation [note 5]	30,447	28,997
Derivative liability [note 6]	133,979	-
	1,522,669	700,651

Future operations [note 1]

Shareholders' equity:
Preferred shares: - authorized, unlimited
Issued: 10,000,000	3,489,000	3,489,000
Common shares: - authorized, unlimited
Issued: 30,701,796 shares as of June 30, 2009 (December 31, 2008 - 30,676,796) [note 7]	51,934,360	51,884,121
Contributed capital	3,690,192	3,519,072
Deficit	(53,399,882)	(52,703,170)
Accumulated other comprehensive income	710,935	710,935
	6,424,605	6,899,958
	$ 7,947,274	$ 7,600,609

Signed "George Liszicasz" Director	Signed "Charles Selby" Director

The accompanying notes to these consolidated financial statements are an integral part of these consolidated balance sheets.

NXT ENERGY SOLUTIONS INC. Consolidated Statements of Income (Loss) and Comprehensive Income (Loss) (Unaudited) (Expressed in Canadian dollars except share data)
	For the three months ended June 30,		For the six months ended June 30,
	2009	2008	2009	2008
Revenue
Survey revenue	$ 2,638,560	$ 1,744,470	$ 2,638,560	$ 1,744,470
Oil and natural gas revenue	199	4,606	427	11,189
	2,638,759	1,749,076	2,638,987	1,755,659

Expense
Survey cost	1,092,869	142,281	1,105,700	142,281
Oil and natural gas operating expenses	5,423	446	6,818	996
Administrative	1,010,039	820,853	2,031,921	1,601,796
Depletion of oil and natural gas properties	-	1,520	-	4,372
Amortization and depreciation	45,853	37,958	85,676	75,262
	2,154,184	1,003,058	3,230,115	1,824,707
	484,575	746,018	(591,128)	(69,048)

Other expense (income)
Interest income	(24,905)	(52,929)	(69,224)	(124,077)
Loss (gain) on foreign exchange	(38,153)	12,693	(25,771)	(19,388)
Gain on sale of property	-	(20,325)	(1,016)	(20,325)
Abandonment of oil and natural gas
properties [note 5]	772	-	5,103	-
	(62,286)	(60,601)	(90,908)	(163,790)
Net income (loss) before income tax	546,861	806,619	(500,220)	94,742

Income tax expense [note 4]	263,856	-	263,856	-
Net income (loss) and comprehensive income
(loss)	$ 283,005	$ 806,619	$ (764,076) $	94,742

Net income (loss) per share unit [note 7]
Basic	$ 0.01	$ 0.03	$ (0.02)	$ 0.00
Diluted	$ 0.01	$ 0.02	$ (0.02)	$ 0.00

     The accompanying notes to these consolidated financial statements are an integral part of these consolidated statements of income (loss) and comprehensive income (loss).

NXT ENERGY SOLUTIONS INC. Consolidated Statements of Cash Flow (Unaudited) (Expressed in Canadian dollars)
	For the three months ended June 30,		For the six months ended June 30,
	2009	2008	2009	2008
Operating activities
Net income (loss)	$ 283,005	$ 806,619	$ (764,076)	$ 94,742

Amortization and depreciation	45,853	37,958	85,676	75,262
Depletion of oil and natural gas properties	-	1,520	-	4,372
Abandonment of oil and natural gas properties	772	-	5,103	-
Costs settled by issuance of common share	-	163,858	-	300,742
Stock-based compensation expense	147,089	-	372,463	-
Gain on sale of properties	(1,016)	(20,325)	(1,016)	(20,325)
Changes in non-cash working capital
Accounts receivable	(2,428,628)	(464,243)	(2,441,525)	(982,957)
Work-in-progress	-	142,281	-	-
Prepaid expenses and other	61,104	24,053	(19,332)	(5,855)
Unearned revenue	-	(1,621,718)	-	(400,776)
Trade payables	138,364	(7,453)	122,646	(171,362)
Other accrued liabilities	560,582	35,276	567,847	-
Asset retirement obligations paid	(47)	-	(3,653)	(15,339)
Net cash used by operating activities	(1,192,922)	(902,174)	(2,075,867)	(1,121,496)

Financing activities
Repayment of capital lease	(1,971)	(1,813)	(3,904)	(3,587)
Repayment of registration penalty	-	-	-	(178,540)
Issue of common shares, net of issuance costs	50,239	1,376,643	50,239	1,460,244
Net cash generated by financing activities	48,268	1,374,830	46,335	1,278,117

Investing activities
Invested in other property and equipment	(88,022)	(82,112)	(125,452)	(103,713)
Invested in oil and natural gas properties	-	(1,668)	-	(3,177)
Proceeds on sale of properties	1,904	47,400	1,904	47,400
Decrease (increase) in short term investments	4,817,251	(343,035)	5,900,102	(856,205)
Net cash generated (used) by investing activities	4,731,133	(379,415)	5,776,554	(915,695)

Net cash inflow (outflow)	3,586,479	93,241	3,747,022	(759,074)

Cash and cash equivalents, beginning of period	306,608	1,135,981	146,065	1,988,296

Cash and cash equivalents, end of period	$ 3,893,087	$ 1,229,222	$ 3,893,087	$ 1,229,222

Cash interest paid	$ 698	$ 859	$ 1,438	$ 1,755

The accompanying notes to these consolidated financial statements are an integral part of these consolidated statements of cash flows.

     NXT ENERGY SOLUTIONS INC.
Consolidated Statements of Shareholders' Equity (Unaudited)
(Expressed in Canadian dollars except share data)

	For the three months ended June 30,		For the six months ended June 30,
	2009	2008	2009	2008
Common Shares
Balance at the beginning of the period	$ 51,884,121	$ 49,963,649	$ 51,884,121	$ 49,789,695

Issued upon exercise of stock options and warrants	-	1,867,931	-	1,997,489
Issued through private placement; net of issue
costs	50,239	-	50,239	-
Shares issued for services	-	-	-	44,396
Balance at end of the period	51,934,360	51,831,580	51,934,360	51,831,580

Preferred Shares
Balance at the beginning and end of the period	3,489,000	3,489,000	3,489,000	3,489,000

Contributed Capital
Balance at the beginning of the period	3,552,592	3,507,134	3,519,072	3,416,207
Opening balance adjustment pursuant to
implementation of EITF 07-05	-	-	(108,779)	-
Fair market value of options and warrants	137,600	163,858	279,899	300,742
Contributed capital transferred to shares pursuant
to exercise of options and warrants	-	(491,288)	-	(537,245)
Balance at end of the period	3,690,192	3,179,704	3,690,192	3,179,704

Deficit
Balance at the beginning of the period	(53,682,887)	(52,273,756)	(52,703,170)	(51,561,879)
Opening balance adjustment pursuant to
implementation of EITF 07-05	-	-	67,364	-
Net income (loss) for the period	283,005	806,619	(764,076)	94,742
Balance at end of the period	(53,399,882)	(51,467,137)	(53,399,882)	(51,467,137)

Accumulated Other Comprehensive Income
Balance at beginning and end of the period	710,935	710,935	710,935	710,935

Total Shareholders' Equity at end of period	$ 6,424,605	$ 7,744,082	$ 6,424,605	$ 7,744,082

     The accompanying notes to the consolidated financial statements are an integral part of the condensed consolidated statements of shareholder's equity.

NXT ENERGY SOLUTIONS INC. Notes to the Consolidated Financial Statements As at and for three and six months ended June 30, 2009 (Unaudited) (Expressed in Canadian dollars unless otherwise stated)

1. Organization and Ability to Continue Operations

NXT Energy Solutions Inc ("we", "company" or "NXT" ) was incorporated under the laws of the State of Nevada on September 27, 1994. NXT was continued from the State of Nevada to the Province of Alberta, Canada on October 24, 2003. The shareholders voted on and approved this change which moved the jurisdiction of incorporation from the U.S. to Canada. In November 2007 at our Annual General Meeting the shareholders voted on and approved changing our name. Effective September 22, 2008 our name changed from Energy Exploration Technologies Inc to NXT Energy Solutions Inc.

We own a proprietary technology called Stress Field Detection (“SFD®”). SFD® is a remote sensing airborne survey system that is designed to identify areas with oil and natural gas reserve potential. This technology was acquired from NXT's current CEO and President on December 31, 2005 following a ten year period wherein the company controlled the technology through a series of licensing agreements. For the ten year period prior to 2006 the company had engaged in extensive activities that were effective in developing the technology to a stage wherein SFD® was both technically ready and had the required industry validation to embark on the commercial phase of the company. These early activities included conducting SFD® surveys for oil and gas industry partners on a cost recovery basis and participating as a joint venture partner in SFD® identified exploration wells. By December 31, 2005 the company had accumulated approximately $47.6 million of deficits in conducting these activities.

The company is in the early stage of commercializing its SFD® technology. Its ability to generate cash flow from operations will depend on its ability to service its existing clients and develop new clients for its SFD® services. Management recognizes that this early commercialization phase can last for several years. Consistent with this early stage of commercialization the company has a significant economic dependency on a few clients. While the company is in this early stage of commercialization, the company’s financial position is materially impacted by the loss or gain of any one client. The company's ability to continue operations is dependent on attracting future customers through demonstrating the value that the company can bring to their exploration activities.

For the six months ended June 30, 2009 the company generated $2,638,560 of SFD® survey revenue, incurred a net loss of $764,076 and used $2,075,867 of cash in operating activities.

The company anticipates generating both net income and cash from operations in future years with its business model; however this outcome cannot be predicted with certainty. The company has an extensive prior history of generating net losses. These consolidated financial statements do not include any adjustments to amounts and classifications of assets and liabilities that may be necessary should we be unable to generate sufficient net income and cash from operations in future years in order to continue as a going concern.

2. Significant Accounting Policies

Basis of Presentation

These interim consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles of the United States of America in accordance with the same accounting policies and methods used in preparing the consolidated financial statements for the fiscal year ended December 31, 2008. These interim statements should be read in conjunction with the 2008 annual consolidated financial statements as they contain disclosure which is supplemental to our annual consolidated financial statements and accordingly certain disclosure normally required for annual financial statements has been condensed or omitted.

Change in Accounting Policies

SFAS No. 141(R) replaces SFAS No. 141, "Business Combinations" . SFAS No. 141(R) retains the fundamental requirements of SFAS No. 141 that the acquisition method of accounting be used for all business combinations and for an acquirer to be identified for each business combination, with the objective of improving the relevance and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. SFAS No. 160 clarifies the classification of non-controlling interests in consolidated statements of financial position and the accounting for and reporting of transactions between the reporting entity and holders of such non-controlling interests. The requirements of these standards will be applied to business combinations subsequent to December 31, 2008.

SFAS No. 161, which amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" , requires companies with derivative instruments to disclose information about how and why a company uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS 133, and how derivative instruments and related hedged items affect a company’s financial position, financial performance, and cash flows. The required disclosures include the fair value of derivative instruments and their gains or losses in tabular format, information about credit-risk-related contingent features in derivative agreements, counterparty credit risk, and the company’s strategies and objectives for using derivative instruments. SFAS 161 is effective prospectively for periods beginning on or after November 15, 2008. SFAS No. 161 does not impact our financial statements as we do not have any derivative instruments or hedging activities except as it relates to EITF 07-5.

In June 2008, the FASB issued EITF 07-5, "Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock". EITF 07-5 provides guidance in assessing whether an equity-linked financial instrument (or embedded feature) is indexed to an entity’s own stock for purposes of determining whether the instrument falls outside the scope of SFAS No. 161. This EITF became effective for all fiscal year ends beginning after December 15, 2008 and required the cumulative effect in the account principle to be recognized as an adjustment to the opening balance of retained earnings.

The adoption of this policy resulted in the company reducing contributed capital by $108,779, representing the historical value attributed to certain derivative instruments and then recording these instruments as a derivative liability at their fair market value of $41,415. The cumulative effect of this change in accounting principle of $67,364 was recognized as a reduction to the opening balance of Accumulated Loss for the year ended December 31, 2008. These options will be revalued to market at each reporting period and the change in the liability value will be charged or credited to the Statement of Income (Loss).

In May 2009, the FASB issued SFAS No. 165, Subsequent Events (SFAS 165), which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. SFAS 165 is effective for the company’s interim reporting at June 30, 2009. SFAS 165 did not have a material impact on the company's disclosures.

In June 2009, the FASB issued SFAS No. 168, The FASB Accounting Standards Codification TM and the Hierarchy of Generally Accepted Accounting Principles (SFAS 168), as a replacement of SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles. SFAS 168 will become the source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities. SFAS 168 is effective for the company's interim reporting period ending after September 15, 2009. The adoption of this standard will have no impact on disclosures or amounts recorded in the company's financial statements.

Consolidation

We have consolidated the accounts of our wholly owned subsidiaries in the course of preparing these consolidated financial statements. All significant inter-company balances and transactions amongst NXT and its subsidiaries have been eliminated and are therefore not reflected in these consolidated financial statements. On December 22, 2008 the company's fully owned Canadian subsidiaries, NXT Energy Canada Inc. and NXT Aero Canada Inc., were dissolved and all assets and liabilities were wound up into the company. As of June 30, 2009 and December 31, 2008 the company consisted of NXT Energy Solutions Inc. and two inactive subsidiaries in the United States.

3. Accrued Liabilities
	As at
	June 30, 2009	December 31, 2008
Legal and accounting	$ 181,814	$ 198,570
Commission on sales	129,548	-
Consultants fees	37,500	37,500
Survey costs	458,974	-
Other	16,635	20,554
	$ 824,471	$ 256,624

4. Accounts Receivable, Net of Withholding Tax

As at
	June 30, 2009	December 31, 2008
Gross value of accounts receivables	$ 2,690,761	$ 20,569
Balance subject to withholding tax	263,856	-
Carrying value of accounts receivable	$ 2,426,905	$ 20,569

In 2009 (2008 – nil) the company earned revenue while operating outside of Canada as a non-resident foreign national company within a foreign jurisdiction. In accordance with the income tax laws of this foreign jurisdiction payments made by domestic clients for the company’s services are to be remitted net of a 10% withholding tax. Accordingly, all accounts receivable from this jurisdiction have been carried at a balance that is net of withholding tax. This withholding tax can be utilized in Canada as a foreign tax credit against future taxable earnings.

For the six month period ended and as at June 30, 2009 this withholding tax has been reflected as a current tax expense and the future tax benefit was not recognized because the recognition criteria for deferred tax assets had not been met.

5. Asset Retirement Obligation
	For the six months ended	For the year ended
The following table reconciles the asset retirement obligations:	June, 2009	December , 2008
Asset retirement obligation, beginning of period	$ 48,997	$ -
Additions in the year	3,653	208,307
Accretion	1,450	2,636
Costs incurred	(3,653)	(161,946)
Asset retirement obligation	50,447	48,997
Current portion of asset retirement obligation	20,000	20,000
Asset retirement obligation, end of period	$ 30,447	$ 28,997

6. Derivative Liability

Under Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements (SFAS 157), financial instruments are recorded at fair value on a recurring basis. The company's only financial instrument recorded at fair value on a recurring basis are the vested contractor options. We have classified these derivative financial instruments as level II where the fair value is determined by using valuation techniques that refer to observable market data. During the six months ended June 30, 2009, we recorded a gain of $31,760 in regards to the vested contractor options. These expenses are included in the line item ‘Administrative’ on the company's consolidated statement of income (loss).

The fair market value of these vested contractor options was calculated at June 30, 2009 and December 31, 2008 using the Black Scholes options valuation model.

The following table outlines the change in the derivative liability value in the year:
Balance as at December 31, 2008	$ -
Adjustment to the opening balance pursuant	41,415
Increase in value	92,564
Balance as at June 30, 2009	$ 133,979

7. Common Shares

The following table provides common shares and their value:

	Common Shares
	Shares	Amount
As at December 31, 2008	30,676,796	$ 51,884,121
Transactions during the three months ended June 30, 2009
Ï Issued through private placement	25,000	50,239
As at June 30, 2009	30,701,796	$ 51,934,360

The company has an unlimited number of shares authorized.

Reconciliation of Earnings per Share Calculations

For the three months ended June 30, 2009

		Weighted Average
	Net Income	Shares Outstanding	Per Share
Basic	$ 283,005	30,680,872	$ 0.01
Options assumed exercised		516,741
Warrants assumed exercised		150,000
Preferred shares assumed converted		2,000,000
Shares assumed purchased		(1,430,996)
Diluted	$ 283,005	31,916,617	$ 0.01

For the six months ended June 30, 2009

		Weighted Average
	Net Income	Shares Outstanding	Per Share
Basic and diluted	$ (764,076)	30,678,868	$ (0.02)

For the three months ended June 30, 2008

		Weighted Average
	Net Income	Shares Outstanding	Per Share
Basic	$ 806,619	30,329,711	$ 0.03
Options assumed exercised		1,743,371
Warrants assumed exercised		150,000
Preferred shares assumed converted		2,000,000
Shares assumed purchased		(1,151,356)
Diluted	$ 806,619	33,071,726	$ 0.02

For the six months ended June 30, 2008

		Weighted Average
	Net Income	Shares Outstanding	Per Share
Basic	$ 94,742	30,050,447	$ 0.00
Options assumed exercised		1,758,371
Warrants assumed exercised		150,000
Preferred shares assumed converted		2,000,000
Shares assumed purchased		(1,065,239)
Diluted	$ 94,742	32,893,579	$ 0.00

All options, warrants and preferred shares were excluded from the diluted earnings per share calculation for the six month period ended June 30, 2009 as they were antidilutive.

8. Employee, Directors and Contractor Options

We have summarized below all outstanding options under the Plans as of June 30, 2009:

		Weighted average		Weighted average
		exercise price of		exercise price of
Range of exercise prices in U.S. dollars	Outstanding options	outstanding options	Options exercisable	exercisable options
Under $0.50	150,000	$ 0.40	-	$ -
$0.50 - $0.99	441,741	$ 0.74	335,074	$ 0.71
$1.00 - $1.99	1,451,463	$ 1.51	1,056,463	$ 1.45
$2.00 - $3.99	177,000	$ 2.35	132,333	$ 2.22
Over $4.00	300,000	$ 4.90	100,000	$ 4.90
	2,520,204	$ 1.77	1,623,870	$ 1.57

Weighted average remaining
Range of exercise prices in U.S. dollars	contractual life (years)
Under $0.50	4.8
$0.50 - $0.99	2.4
$1.00 - $1.99	2.5
$2.00 - $3.99	1.3
Over $4.00	3.7
2.7

	For the six months ended June 30, 2009		For the six months ended June 30, 2008
		Weighted average		Weighted average
Exercise prices in U.S. dollars	# of options	exercise price	# of options	exercise price
Outstanding at beginning of year	2,270,204	$ 1.24	2,348,371	$ 1.72
Granted	250,000	$ 0.56	35,000	$ 1.45
Forfeited	-	$ -	(115,000)	$ 2.43
Exercised	-	$ -	(190,000)	$ 0.65
Options outstanding as at end of period	2,520,204	$ 1.77	2,078,371	$ 1.24
Exercisable as at end of period	1,623,870	$ 1.57	1,049,038	$ 1.11

Unvested options outstanding as of June 30, 2009 and December 31, 2008 vest over the three year period starting from the date of grant dependant on the continued provision of services. The options vest one-third at the end of each of the first three years following the grant date. Options generally expire, if unexercised, five years from the date of vesting.

Compensation Expense Associated with Grant of Options

The grant date fair value is calculated in U.S. dollars using the Black Scholes option valuation model utilizing the following weighted average assumptions:

	For the six months ended
	June 30, 2009	June 30, 2008
Expected dividends paid per common share	Nil	Nil
Expected life (years)	3	3
Expected volatility in the price of common shares (%)	104%	84%
Risk free interest rate (%)	1.5%	4.0%
Weighted average grant date fair market value per share	$ 0.36	$ 1.85
Intrinsic value of options exercised	$ -	$ 2.46

As of June 30, 2009 and 2008 there were U.S. $715,512 and U.S. $1,011,816 respectively of total unrecognized compensation cost related to non-vested share-based compensation awards granted under the stock option plans. This cost will be recognized over the remaining vesting period.

9. Warrants

	For the six months ended June 30, 2009		For the six months ended June 30, 2008
		Weighted average		Weighted average
	# of warrants	exercise price	# of warrants	exercise price
Outstanding as at beginning of the year	150,000	$ 2.20 Cdn	2,776,560	$ 1.96 U.S.
Exercised	-	-	(702,543)	$ 2.00 U.S.
Expired	-	-	(1,924,017)	-
Outstanding as at end of the period	150,000	$ 2.20 Cdn	150,000	$ 2.20 Cdn

	As at June 30, 2009		As at June 30, 2008

		Weighted average		Weighted average
	Outstanding	remaining contractual		remaining contractual life
Exercise prices	warrants	life (years)	Outstanding warrants	(years)
$ 2.20 Cdn	150,000	0.5	150,000	1.5
	150,000	0.5	150,000	1.5

The company has historically issued warrants in U.S. and Canadian dollars. At June 30, 2009, all warrants outstanding are exercisable in Canadian dollars.

10. Commitments and Contingencies

On March 18, 2003 we were served a Statement of Claim naming NXT and others as defendants. The plaintiffs allege that the defendants were negligent and in breach of a ferry flight contract under which an aircraft was to be delivered to Greece. The aircraft crashed enroute. The Plaintiffs are seeking, among other things, damages in the amount of Cdn. $450,000 or loss and damages to the aircraft and cargo, and damages in respect to search and rescue expenses, salvage, storage, transportation expenses and pollution and contamination expenses. NXT was not party to the Ferry Flight Contract. The outcome of the claim is not determinable. Management believes the claim is without merit and we intend to defend ourselves against the claim.

The company has an office lease until October 31, 2012 which requires minimum monthly lease payments of $29,483.

On May 8, 2009 the company executed an aircraft charter agreement with a Calgary based aircraft charter company to provide aircraft, crew and maintenance services for SFD® survey operations utilizing a fleet of Cessna Citation 560 series jet aircraft. NXT’s minimum aircraft charter commitment under this agreement is Cdn. $396,250 prior to the anniversary date of the agreement. Through August 17, 2009 we have consumed 70% of the hours committed to in the agreement.

11. Comparative Figures

Certain amounts in the consolidated financial statements have been reclassified in the comparative periods to conform to the current period's presentation.

12. Prior Quarter Adjustment

In the second quarter of 2009 the company determined that in the first quarter of 2009 it had incorrectly accounted for the company’s common stock options issued to contractors and the adoption of EITF 07-5 "Determing Whether an Instrument is Indexed to an Entity’s Own Stock" . The net result of this error was a $14,056 overstatement of net loss for the first quarter 2009. The impact of the error on opening contributed capital, deficit and liabilities was $108,779, $67,364 and $41,415 respectively for fiscal 2009. The company has concluded that these adjustments are not material to the financial statements for the first quarter of 2009.

The company recorded these immaterial corrections to its previously issued first quarter 2009 financial statements. The company has reflected these immaterial adjustments within the consolidated statement of income (loss) and consolidated statements of shareholders’ equity for the six months ended June 30, 2009.